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About CGI

Founded in 1976, CGI Group Inc. ("CGI") is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process outsourcing services to clients worldwide from offices in Canada, the United States of America ("US"), Europe, Asia Pacific as well as from centers of excellence, which provide specialized expertise across CGI's global client base in Canada, the US, Europe and India. CGI's fiscal 2005 revenue was CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI's order backlog was CDN$12.9 billion. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

CGI Group Inc. Quarterly Report 4

For the fourth quarter ended September 30, 2005

Stock Exchanges

Toronto Stock Exchange: GIB.SV.A
New York Stock Exchange: GIB

Shares Outstanding (September 30, 2005)

397,448,329 Class A subordinate shares*
33,772,168 Class B shares
*This includes 846,200 shares bought for cancellation at the end of the quarter; all of which were cancelled October 6, 2005.

Fourth Quarter Fiscal 2005 Trading History

TSX	(CDN$)	NYSE	(US$)
Open:	$7.35	Open:	$6.03
High:	$8.71	High:	$7.40
Low:	$7.21	Low:	$5.88
Close:	$8.50	Close:	$7.34
Average Daily Trading Vol.:	644,771	Average Daily Trading Vol.:	35,094

Transfer Agent

Computershare Trust Company of Canada
1-800-564-6253

Investor Relations

Jane Watson
Vice-President, Investor Relations
Telephone: (416) 945-3616
jane.watson@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com



www.cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

November 2, 2005

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the three and twelve months ended September 30, 2005 and 2004, and with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2004 Annual Report, including the section on risks and uncertainties. The Company's ("CGI") accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). A reconciliation of our earnings with US GAAP is provided in Note 11 of the Notes to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
CGI reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP performance measures which include: adjusted earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("adjusted EBIT") and net earnings from continuing operations before amortization of finite-life intangibles ("cash net earnings").

Our management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Adjusted EBIT is used by our management as a measurement of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations.

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets. Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts.

About our Business
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of our centers of excellence located in Canada, the US, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as follows:

- Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate the clients' operations into our technology network. Finally, we hire clients' IT and specialized professionals, enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts, which typically last from five to ten years and are renewable, provide revenue visibility and support our performance stability.

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and business process services. The focus of these LOBs is as follows:

- The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the US, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and nearshore delivery model.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

Competitive Environment

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors involved in winning and retaining IT and business process services contracts. These include a service provider's total cost of services, its ability to deliver, its track record, industry ("vertical") sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise in five industry sectors, our global delivery model which includes the industry's leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets – Canada, the US and Europe – which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business, where industry expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

Quarterly variances

There are factors causing quarterly variances which may not be reflective of the company's future performance. First, there is seasonality in systems integration and consulting ("SI&C") work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the payment of our profit sharing plan to members.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. CGI's earnings benefit from a significant natural hedge against currency fluctuations as revenue in jurisdictions outside of Canada, notably the US, are partially offset by costs incurred in those jurisdictions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Overview of the Quarter

In the fourth quarter of fiscal 2005, revenue of $904.8 million was slightly down from the fourth quarter of fiscal 2004 but unchanged on a constant currency basis. In addition to currency fluctuations, the main contributor to the change was the previously announced termination of a contract that was not meeting our profitability standards. These factors were partially offset by new business.

Profitability continued to improve, with the adjusted EBIT margin increasing to 9.9% from 9.4% in the previous quarter and 9.0% in the fourth quarter of fiscal 2004. Net earnings from continuing operations increased 6.7%, to $56.4 million, or $0.13 per share, and the net earnings from continuing operations margin increased to 6.2%, from 6.0% in the third quarter and 5.6% a year ago. Cash net earnings increased 3.0% to $77.5 million or $0.18 per share. Cash provided by continuing operating activities was $121.7 million, compared with a use of $2.6 million in the fourth quarter of fiscal 2004.

The balance sheet was significantly strengthened compared with the prior year, with a long-term debt to capitalization ratio of 9.1%, compared with 16.6% at the end fiscal 2004. Our cash position of $240.5 million at September 30, 2005 was $39.8 million higher than at September 30, 2004. During the quarter, we bought back an additional 4,993,300 Class A shares for cancellation under the terms of the normal course issuer bid which we announced on February 1, 2005.

New Contracts

During the fourth quarter of 2005, we secured contract bookings that included new contracts, extensions and renewals of $665.5 million, of which 54.0% was from the government and healthcare vertical and 23.6% from the financial services vertical. On July 12, 2005, we announced the selection of CGI-AMS's Proponix solution by the Union Bank of California, the fourth largest commercial bank in California and one of the top 25 banks in the United States, to support its domestic trade finance business*.*

Acquisitions

In the fourth quarter of fiscal 2005, we made the following strategic small acquisitions:

➢ Silver Oak Solutions – On September 2, 2005, we announced the acquisition of Silver Oak Solutions ("Silver Oak") with revenue of approximately US$23.0 million for a consideration of $21.8 million. Founded in 1999, Silver Oak was a privately-held corporation. It employed 100 senior-level professionals serving clients from offices in Boston, New York, Philadelphia, and San Francisco. Silver Oak was a leading provider of spend management solutions that identify, create, and sustain measurable cost savings in procurement spending for clients in both the government and commercial sectors.

➢ MPI Professionals - On August 10, 2005, we announced the acquisition of MPI Professionals ("MPI") with revenue of US$17.0 million for a consideration of $13.0 million. Founded in 2001, MPI was a privately-held, Manhattan-based consulting and systems integration firm focused on the financial services sector.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Subsequent Event
Subsequent to the end of the quarter, on October 26, 2005, we reached an agreement to sell a large portion of our electronic switching services business, for proceeds of $28.0 million, subject to adjustments. The transaction is expected to close by the end of the calendar year.

Share Repurchase Program
During the fourth quarter of 2005, under the terms of the normal course issuer bid announced February 1, 2005, CGI bought back 4,993,300 Class A subordinate shares at an average market price plus commission of $8.14, for an aggregate consideration of $40.6 million. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation, by February 2, 2006. This brings the total of Class A subordinate shares repurchased this year to 14,896,200, at an average market price plus commission of $7.82, for an aggregate consideration of $116.4 million. The total Class A subordinate shares repurchased included 846,200 shares bought for cancellation at the end of the quarter; all of which were cancelled October 6, 2005.

Market Outlook
Most of the recent studies and surveys conducted by market research firms show that a larger proportion of corporations than previously will increase their information technology spending over the coming quarters, a trend which is good news for systems integration and consulting practices. In addition, the outsourcing outlook both for information technology and business process services remains strong.

Demand for systems integration and consulting services in North America is expected to grow by approximately 4% to 5% annually, according to industry analysts. Demand growth for IT and business process services outsourcing is projected to be stronger.

In a study commissioned by CGI, market research firm IDC found that IT spending not yet outsourced by organizations amounts to US$60 billion a year in Canada, US$682 billion a year in the US and US$476 billion a year in Western Europe. Regarding business process services, IDC found that the annual spending not yet outsourced amounts to US$80 billion a year in Canada, US$1.5 trillion in the US and US$480 billion in Western Europe. This is one estimate of the market potential, a portion of which will be outsourced over the coming years.

CGI's 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metro markets where it sees the greatest potential to drive organic growth.

Key Performance Indicators
In the following sections, we provide an update on key performance indicators that are continuously monitored and evaluated by the company.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Bookings and Backlog

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	**12 months ended Sept. 30, 2005**	12 months ended Sept. 30, 2004
(in millions of Canadian dollars)	**$**	$		$
Bookings	**666**	707	**3,573**	3,041
Backlog	**12,863**	12,965	**12,863**	12,965

At September 30, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 6.7 years. Our backlog, which provides good revenue visibility, includes $665.5 million in new contract wins, extensions and renewals signed in the fourth quarter of fiscal 2005, and fluctuations to existing contracts. This is offset by the backlog consumed during the quarter as a result of client work performed.

Financial Review

Basis of presentation
CGI provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. During our ongoing accounting reviews and following the clarification of GAAP, we revised the interpretation of the accounting treatment related to these services. Our revised interpretation required that the revenue and applicable costs of services charged to customers be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $13.1 million and $52.9 million for the three-month and twelve-month periods ended September 30, 2004 as well as $40.7 million for the nine months ended September 30, 2005. The revised presentation is in accordance with Emerging Issues Committee ("EIC") Abstract 123, *Reporting Revenue Gross as Principal versus Net as an Agent*, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on net earnings or cash flows. Had it not been for this revised interpretation, fiscal 2005 and 2004 revenue would have been $3,740.5 million and $3,203.0 million, respectively.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	Change	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004	Change
(in '000 of Canadian dollars except per share data and margin %)	**$**	$	%	**$**	$	%
Revenue [1]	**904,840**	936,888	(3.4)	**3,685,986**	3,150,070	17.0
Costs of services, selling and administrative expenses [1]	**761,919**	798,365	(4.6)	**3,151,558**	2,677,396	17.7
Amortization	**53,494**	54,647	(2.1)	**199,283**	162,591	22.6
Sale of right	**-**	-	-	**(11,000)**	-	-
Adjusted EBIT [2]	**89,427**	83,876	6.6	**346,145**	310,083	11.6
Adjusted EBIT margin	**9.9%**	9.0%		**9.4%**	9.8%	
Interest	**3,297**	4,797	(31.3)	**16,858**	11,944	41.1
Gain on sale of investment in an entity subject to significant influence	**-**	-	-	**(4,216)**	-	-
Entity subject to significant influence	**-**	(12)		**(321)**	(488)	
Income taxes	**29,715**	26,230	13.3	**114,126**	113,241	0.8
Net earnings from continuing operations	**56,415**	52,861	6.7	**219,698**	185,386	18.5
Net earnings from continuing operations margin	**6.2%**	5.6%		**6.0%**	5.9%	
Basic and diluted earnings per share from continuing operations	**0.13**	0.12		**0.50**	0.44	
Net gain (loss) from discontinued operations	**(623)**	48		**(3,210)**	8,655	
Basic and diluted earnings (loss) per share from discontinued operations	**0.00**	0.00		**(0.01)**	0.02	
Net earnings	**55,792**	52,909	5.4	**216,488**	194,041	11.6
Net earnings margin	**6.2%**	5.6%		**5.9%**	6.1%	
Basic and diluted earnings per share	**0.13**	0.12		**0.49**	0.46	
Net earnings – US GAAP	**61,084**	58,325	4.7	**237,781**	218,212	9.0
Basic and diluted earnings per share - US GAAP	**0.14**	0.13		**0.54**	0.52	
Cash net earnings [3]	**77,524**	75,295	3.0	**301,996**	248,782	21.4
Cash net earnings per share	**0.18**	0.17		**0.69**	0.59	

1: Restated in accordance with EIC 123, Revenue Gross as Principal versus Net as an Agent as noted in the section above.
2: A reconciliation of this item to its closest GAAP measurement may be found on page 16.
3: A reconciliation of this item to its closest GAAP measurement may be found on page 18.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Revenue

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	Change	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004	Change
(in '000 of Canadian dollars)	$	$	%	$	$	%
Line of Business						
IT services	792,149	825,290	(4.0)	3,239,656	2,721,306	19.0
BPS [1]	112,691	111,598	1.0	446,330	428,764	4.1
Total revenue [1]	904,840	936,888	(3.4)	3,685,986	3,150,070	17.0
Client Geography						
Canada [1]	554,923	532,330	4.2	2,235,474	2,161,818	3.4
US	284,805	338,781	(15.9)	1,171,062	797,411	46.9
Europe and Asia Pacific	65,112	65,777	(1.0)	279,450	190,841	46.4
Total revenue [1]	904,840	936,888	(3.4)	3,685,986	3,150,070	17.0
Contract Types						
Outsourcing [1]	497,193	480,602	3.5	2,004,519	1,915,091	4.7
IT	388,880	383,707	1.3	1,589,880	1,525,681	4.2
BPS [1]	108,313	96,895	11.8	414,639	389,410	6.5
Systems integration and consulting	407,647	456,286	(10.7)	1,681,467	1,234,979	36.2
Total revenue [1]	904,840	936,888	(3.4)	3,685,986	3,150,070	17.0
Targeted Verticals						
Financial services [1]	305,721	313,608	(2.5)	1,245,179	1,156,822	7.6
Government and healthcare	268,983	280,142	(4.0)	1,075,743	731,293	47.1
Telecommunications and utilities	207,604	209,706	(1.0)	839,611	728,611	15.2
Retail and distribution	74,419	83,524	(10.9)	307,421	331,843	(7.4)
Manufacturing	48,113	49,908	(3.6)	218,032	201,501	8.2
Total revenue [1]	904,840	936,888	(3.4)	3,685,986	3,150,070	17.0

1:   Restated in accordance with EIC 123, Revenue Gross as Principal versus Net as an Agent as noted above.

Revenue in the fourth quarter of 2005 was $904.8 million compared with $936.9 million reported in the same quarter of 2004. On a constant currency basis, year-over-year, the revenue was essentially unchanged and consisted of external growth of 1.2% ($11.5 million) offset by negative internal growth of 1.3% ($11.8 million). The fluctuations of foreign currencies against the Canadian dollar represented a 3.4% ($31.8 million) impact on revenue. The negative internal growth mainly resulted from the previously announced termination of a contract which was not meeting our profitability standards. This change was partially offset by services delivered on new business won in the last year.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

For fiscal 2005, revenue was $3,686.0 million. On a constant currency basis, revenue increased 20.5% ($645.1 million) from revenue reported for fiscal 2004. The year-over-year increase consisted of external growth of 18.3% ($576.2 million) and internal growth of 2.2% ($68.9 million), partially offset by foreign currency fluctuations which impacted total growth by 3.5% ($109.2 million).

We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar.

Revenue distribution for the quarter





Client Geography	Contract Types	Targeted Verticals

A. Canada 61%
B. US 32%
C. Europe and Asia Pacific 7%
	A. Outsourcing 55%
	  i) IT 43%
	  ii) BPS 12%
	B. Systems integration and consulting 45%
		A. Financial services 34%
		B. Government and healthcare 30%
		C. Telecommunications and utilities 23%
		D. Retail and distribution 8%
		E. Manufacturing 5%

Revenue by Line of Business

We have two LOBs, reflecting the global delivery approach that we take in providing IT and business process services to our clients. We manage our operations, evaluate each LOB's performance and report segmented information according to this approach. (See Note 9 of the Notes to the Consolidated Financial Statements for the three and twelve-month periods ended September 30, 2005).

In the latest quarter, revenue from the delivery of IT services on a constant currency basis was 0.5% ($4.7 million) lower than in the fourth quarter of 2004, reflecting the termination of a contract not meeting our profitability standards and a $5.0 million impairment charge related

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

to an unprofitable contract. These items were partially offset by new business from the acquisitions of AGTI Consulting Services Inc. ("AGTI") in December 2004, MPI in August 2005 and Silver Oak in September 2005 and the growth generated from new SI&C and outsourcing contracts signed during the year. The fluctuations of foreign currencies against the Canadian dollar had a negative impact on revenue of 3.5% ($28.5 million), resulting in a 4.0% decrease in net revenue ($33.2 million).

For the current fiscal year, revenue from IT services on a constant currency basis increased 22.6% ($615.1 million) compared with last year, mainly reflecting the acquisition of AMS and AGTI, as well as new outsourcing and SI&C contracts. The foreign currency fluctuations had a 3.6% ($96.7 million) negative impact on revenue, for a net revenue growth of 19.0% ($518.4 million).

During the quarter, on a constant currency basis, revenue from the delivery of business process services was up 4.0% ($4.4 million) over the fourth quarter of last year, reflecting new projects started in the government and healthcare and financial services sectors. The currency exchange fluctuations had a negative 3.0% ($3.3 million) impact on revenue, for a net revenue growth of 1.0% ($1.1 million).

In fiscal 2005, on a constant currency basis, revenue from BPS increased 7.0% ($30.0 million) compared with last year, reflecting the acquisition of AMS and increases in the government and healthcare and financial services sectors. The foreign currency fluctuations had a negative impact on revenue amounting to 2.9% ($12.5 million), for a net revenue growth of 4.1% ($17.5 million).

Revenue by Geography

In the fourth quarter of fiscal 2005, revenue from clients located in Canada represented $554.9 million (61% of revenue), compared with $532.3 million (57% of revenue) in the fourth quarter of fiscal 2004. Revenue from clients based in the US totalled $284.8 (32% of revenue), compared with $338.8 million (36% of revenue) in the fourth quarter of fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $65.1 million (7% of revenue), in line with $65.8 million (7% of revenue) in the fourth quarter of the prior fiscal year.

Main drivers for the growth achieved in Canada were new outsourcing contracts announced in the second half of fiscal 2004 as well as incremental business with our existing customers. Key contributors to the year-over-year revenue change in the US were foreign currency fluctuations ($25.2 million) and the termination of a contract. Notwithstanding these items and the timing of certain adjustments, we maintained the revenue stream of the former AMS operations we acquired.

When comparing with fiscal 2004, the change in the revenue mix based on our client's geography mainly reflects a full year's revenue from the former AMS, whose business is mostly concentrated on serving clients located in the US and Europe. As a result, in fiscal 2005, revenue from clients located primarily in Canada represented $2,235.5 million (61% of revenue), compared with $2,161.8 million (69% of revenue) in fiscal 2004. Revenue from clients located in the US totalled $1,171.1 million (32% of revenue), compared with $797.4 million (25% of revenue) in fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $279.5 million (7% of revenue), compared with $190.8 million (6% of revenue) in the previous fiscal year.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Revenue by Contract Types

Revenue derived from our long-term outsourcing contracts represented 55% of the total revenue in the fourth quarter, up four percentage points when compared with the fourth quarter of the prior year. Outsourcing revenue was comprised of approximately 43% from IT services and 12% from BPS. Project-oriented SI&C work represented 45% of our revenue.

During the twelve months ended September 30, 2005, revenue derived from our long-term outsourcing contracts represented 54% of the total revenue, down from 61% when compared with the same period in the prior year. Outsourcing revenue was comprised of approximately 43% from IT services and 11% from BPS. Systems integration and consulting work represented 46% of our revenue compared with 39% for the twelve months ended September 30, 2004. The increase in SI&C work in fiscal 2005 is mainly due to the acquisition of AMS whose operations were mainly concentrated in the SI&C business.

Revenue by Targeted Verticals

In terms of revenue by targeted verticals for the quarter, the proportion of revenue from clients in the government and healthcare, telecommunications and utilities and manufacturing sectors, remained stable thus representing respectively 30%, 23% and 5% of revenue. Financial services was up one percentage point to 34% in 2005. Retail and distribution was down one percentage point to 8% in 2005.

For the fiscal year ended September 30, 2005, the proportion of revenue from the government and healthcare sector increased to 29%, up from 23% for the same period in the prior year. Revenue from the financial services and retail and distribution sectors were down three percentage points to 34% and 8% respectively for the year ended September 30, 2005. Meanwhile, the telecommunications and utilities and manufacturing sectors remained stable at 23% and 6% respectively. The acquisition of the AMS operations, with a higher concentration in the government and healthcare vertical sectors, was the primary reason for the revenue shift within the vertical sectors.

Revenue attributable to the BCE Family of Companies and Top five Clients

In the fourth quarter of 2005, combined revenue attributable to contracts from Bell Canada and other companies from the BCE group was 15.2%, compared with 13.4% in 2004. For the 2005 fiscal year, this revenue represented 14.3% of overall revenue compared with 16.4% in fiscal 2004. Even though there was some variation in the value of services provided to the BCE family, on a quarterly basis and in absolute dollars, the fiscal 2005 revenue increased marginally from last year.

In the fourth quarter of fiscal 2005, our top five clients represented 26.5% of total revenue, compared with 30.2% in the same quarter of last year. Our top five clients also represented 26.5% of fiscal 2005 revenue, compared with 31.5% in fiscal 2004.

Expenses

In the fourth quarter, the costs of services, selling and administrative expenses were $761.9 million, or 84.2% of revenue, compared with $798.4 million in the fourth quarter of last year, or 85.2% of revenue. For fiscal 2005, the costs of services, selling and administrative expenses were $3,151.6 million, or 85.5% of revenue, compared with $2,677.4 million, or 85.0% of revenue, for the same period in fiscal 2004. The change in the costs of services, selling and administrative expenses for fiscal 2005, when compared with fiscal 2004, is mainly a result of the acquired AMS operations and the new outsourcing contracts begun during that period.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

In the fourth quarter of 2005, amortization expenses were $53.5 million, a decrease of $1.2 million or 2.1% from the same period in the prior year. Included was an impairment charge of $8.7 million taken on contract costs and finite-life intangibles following our quarterly review. In 2005, amortization expenses were $199.3 million, an increase of $36.7 million or 22.6% compared with fiscal 2004. The change in amortization expenses for the twelve-month period of fiscal 2005, when compared with 2004, is related mainly to finite-life intangibles and other long-term assets acquired as part of the AMS acquisition and a $9.6 million adjustment, made in the third quarter of 2005, on certain contract costs and business solutions related to our Canadian credit unions business following a strategic alliance concluded with a financial institution in the third quarter of 2005.

Total amortization expenses include the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. For additional details, please see Note 6 of the Notes to the Consolidated Financial Statements for the three-month and twelve-month periods ended September 30, 2005.

Adjusted EBIT

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	Change	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004	Change
(in '000 of Canadian dollars except margin %)	$	$	%	$	$	%
Line of Business						
IT services	**93,789**	84,815	10.6	**360,379**	326,043	10.5
	11.8%	10.3%		**11.1%**	12.0%	
BPS	**16,249**	22,153	(26.7)	**70,401**	72,394	(2.8)
	14.4%	19.9%		**15.8%**	16.9%	
Corporate expenses and programs	**(20,611)**	(23,092)	(10.7)	**(84,635)**	(88,354)	(4.2)
Total Adjusted EBIT	**89,427**	83,876	6.6	**346,145**	310,083	11.6
Total Adjusted EBIT margin	**9.9%**	9.0%		**9.4%**	9.8%	

Adjusted EBIT was $89.4 million in the fourth quarter of 2005, up $5.6 million or 6.6% from the same quarter last year. For fiscal 2005, adjusted EBIT was $346.1 million, up $36.1 million or 11.6% when compared with the previous year.

On a constant currency basis, the fourth quarter adjusted EBIT was $92.7 million or 9.9% of revenue, an increase of 10.6% versus last year. On a constant currency and full year basis, adjusted EBIT was $356.5 million or 9.4% of revenue, an increase of 15.0% over the prior year.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Adjusted EBIT by Line of Business

The IT services LOB reported an adjusted EBIT of $93.8 million (11.8% of revenue) for the quarter, up $9.0 million from $84.8 million (10.3% of revenue) in the same quarter one year ago. The year-over-year change in adjusted EBIT and adjusted EBIT margin was mainly driven by efficiency and productivity gains in our operations, partially offset by the impairment charge related to a contract not meeting the Company's profitability standards.

In fiscal 2005, the IT services LOB reported an adjusted EBIT of $360.4 million (11.1% of revenue), up $34.3 million from $326.0 million (12.0% of revenue) in fiscal 2004. The increase in adjusted EBIT resulted mainly from the AMS acquisition and newly signed contracts, partially offset by the non-recurrence of a license sale which was completed in the second quarter of fiscal 2004 and the impairment charge related to the contract noted above.

The BPS LOB reported an adjusted EBIT of $16.2 million (14.4% of revenue) in the fourth quarter of 2005 compared with $22.2 million (19.9% of revenue) in the same quarter one year ago. The year-over-year change in adjusted EBIT and EBIT margin mainly reflected the impairment charge related to contracts and an increase in charges from the IT services LOB, partially offset by new projects in the government and healthcare and financial sectors.

For the twelve months ended September 30, 2005, the BPS LOB reported an adjusted EBIT of $70.4 million (15.8% of revenue), compared with $72.4 million (16.9% of revenue) in the same period in the previous year. The change in adjusted EBIT mainly resulted from a decline in the volume of transactions processed in the insurance sector and the impairment charge related to contracts, partially offset by new projects in the government and healthcare and financial services sectors.

Corporate expenses and programs were $20.6 million (2.3% of revenue) in the fourth quarter of 2005, compared with $23.1 million (2.5% of revenue) in the fourth quarter of last year. For the twelve-month period ended September 30, 2005, corporate expenses were $84.7 million (2.3% of revenue), compared with $88.4 million (2.8% of revenue) for the twelve-month period ended September 30, 2004. The reduction in corporate expenses resulted from the careful management of corporate spending.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

The following table provides an alternate view of our results:

(in '000 of Canadian dollars except margin %)	3 months ended Sept. 30, 2005 %	3 months ended Sept. 30, 2005 $	3 months ended Sept. 30, 2004 %	3 months ended Sept. 30, 2004 $	12 months ended Sept. 30, 2005 %	12 months ended Sept. 30, 2005 $	12 months ended Sept. 30, 2004 %	12 months ended Sept. 30, 2004 $
Revenue [1]	100.0	904,840	100.0	936,888	100.0	3,685,986	100.0	3,150,070
Cost of services [1,2]	71.6	647,856	73.7	690,907	72.0	2,655,243	72.0	2,267,237
Gross profit	28.4	256,984	26.3	245,982	28.0	1,030,743	28.0	882,833
Selling, general and administration [3]	18.5	167,557	17.3	162,106	18.6	684,598	18.2	572,750
Adjusted EBIT [4]	9.9	89,427	9.0	83,876	9.4	346,145	9.8	310,083

1:   Restated in accordance with EIC 123, Revenue Gross as Principal versus Net as an Agent.
2:   Cost of services are composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.
3:   Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.
4:   Refer to section "Adjusted EBIT" for the reconciliation to its closest GAAP measurement.

Gross profit for the fourth quarter was $257.0 million or 28.4% compared with $246.0 million or 26.3% in the same quarter last year. For the fiscal year 2005, gross profit was $1,030.7 million or 28.0% compared with $882.8 million or 28.0% in fiscal 2004. The year-over-year gross profit percentage increase in the fourth quarter reflected the synergies achieved following the integration of the former-AMS operations.

Selling, general and administrative expenses were $167.6 million or 18.5% of revenue in the fourth quarter of 2005, compared with $162.1 million or 17.3% in the fourth quarter of last year. For the fiscal year 2005, selling, general and administrative expenses were $684.6 million or 18.6%, compared with $572.8 million or 18.2% in fiscal 2004. On a percentage of revenue basis, the selling, general and administrative expenses have increased by 0.4% of revenue when compared with the previous year, reflecting the costs from the ex-AMS operations which were temporarily higher than our base operations.

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	Change	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004	Change
(in '000 of Canadian dollars – except margin %)	$	$	%	$	$	%
Adjusted EBIT	**89,427**	83,876	6.6	**346,145**	310,083	11.6
Adjusted EBIT (%)	**9.9%**	9.0%		**9.4%**	9.8%	
Interest on long-term debt	**(4,807)**	(7,375)	(34.8)	**(24,014)**	(20,672)	16.2
Other interest income	**1,510**	2,578	(41.4)	**7,156**	8,728	(18.0)
Gain on sale of investment in an entity subject to significant influence	**-**	-	-	**4,216**	-	-
Entity subject to significant influence	**-**	12	-	**321**	488	(34.2)
Income from continuing operations before taxes	**86,130**	79,091	8.9	**333,824**	298,627	11.8

Interest
Net interest expense was $3.3 million in the fourth quarter of 2005, down $1.5 million, compared with $4.8 million in the fourth quarter of last year resulting from the repayment of $207.6 million of our credit facilities during fiscal 2005. For fiscal 2005, net interest expense was $16.9 million, compared with $11.9 million in fiscal 2004. The change in net interest expense for these periods reflected the temporary increase in long-term debt required to finance part of the AMS acquisition.

Gain on Sale of Investment in an Entity Subject to Significant Influence
In the second quarter of 2005, following Bell Canada's offer to acquire all the outstanding common shares of Nexxlink Technologies Inc. ("Nexxlink"), we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink's total issued and outstanding shares. The shares tendered by us were taken up and paid for by Bell Canada on January 25, 2005. The proceeds from sale of investment in an entity subject to significant influence amounted to $20.8 million. The transaction yielded a gain of $4.2 million which was recorded as a component of adjusted EBIT.

Income Taxes
Income taxes were $29.7 million in the fourth quarter of 2005, up $3.5 million from $26.2 million for the same quarter last year. The income tax rate was 34.5% in the quarter, compared with 33.2% in the same quarter one year ago, resulting mainly from variations in profitability within tax jurisdictions. For fiscal 2005, income taxes were $114.1 million, up $0.9 million from $113.2 million in fiscal 2004. The income tax rate was 34.2% in fiscal 2005, compared with 37.9% in fiscal 2004. The change in the income tax rate versus the prior year resulted from the combination of a more balanced distribution of our earnings across our major geographic markets and from a decrease in the Canadian federal and provincial statutory tax rates.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Net Earnings from Continuing Operations

In the fourth quarter of 2005, net earnings from continuing operations were $56.4 million, up $3.6 million or 6.7% from the same period last year. The increase in net earnings from continuing operations compared with a year ago resulted primarily from the increase in adjusted EBIT discussed aboved, partially offset by a slightly higher tax rate. The margin on net earnings from continuing operations was 6.2% in the fourth quarter of 2005, compared with 5.6% for last year's fourth quarter.

In fiscal 2005, net earnings from continuing operations were $219.7 million, up $34.3 million or 18.5% from a year ago. The increase in net earnings from continuing operations compared with fiscal 2004 resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts signed recently and, to a lesser extent, from a reduction in our income tax rate. The net earnings from continuing operations margin for fiscal 2005 was 6.0%, compared with 5.9% in fiscal 2004.

In the fourth quarter of fiscal 2005, basic and diluted earnings per share from continuing operations were $0.13, compared with comparable earnings per share of $0.12 reported in last year's fourth quarter. CGI's basic weighted average number of shares outstanding at the end of the quarter was 433,788,490, down 2.4% when compared with the same quarter last year. The year-over-year change reflected the Company's share repurchase program whereby 14.9 million Class A subordinate shares were repurchased for cancellation, partially offset by the exercise of stock options.

Fiscal year 2005 basic and diluted earnings per share from continuing operations were $0.50, up $0.06 from fiscal 2004. The basic weighted average number of shares outstanding for the fiscal year was 439,349,210, up 4.7% from 2004, reflecting the full year impact of the additional shares issued as part of the AMS acquisition. This was partially offset by the share repurchase program as discussed above.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Cash Net Earnings

The following table provides a reconciliation between our cash net earnings and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	Change	**12 months ended Sept. 30, 2005**	12 months ended Sept. 30, 2004	Change
(in '000 of Canadian dollars-except EPS and margin %)	**$**	$	%	**$**	%	%
Cash net earnings	**77,524**	75,295	3.0	**301,996**	248,782	21.4
Cash net earnings (%)	**8.6%**	8.0%		**8.2%**	7.9%	
EPS from cash net earnings	**0.18**	0.17		**0.69**	0.59	
Amortization of finite-life intangibles	**(32,228)**	(33,566)	(4.0)	**(125,049)**	(102,120)	22.5
Tax impact of amortization	**11,119**	11,132	(0.1)	**42,751**	38,724	10.4
Net earnings from continuing operations	**56,415**	52,861	6.7	**219,698**	185,386	18.5

Cash net earnings were $77.5 million (8.6% of revenue) in the fourth quarter of fiscal 2005, up $2.2 million from $75.3 million (8.0% of revenue) in the same quarter last year. For fiscal 2005, cash net earnings were $302.0 million (8.2%), an increase of $53.2 million, from $248.8 million (7.9%) in fiscal year 2004. The increase in fiscal 2005 was mainly driven by the acquisition of AMS and newly-signed contracts.

Cash net earnings per share were $0.18 in the fourth quarter of 2005, up $0.01 year-over-year. For the twelve-month period, cash net earnings per share were $0.69, or $0.10 higher than in the same period in the previous year. The increase for fiscal 2005 was driven by the acquisition of AMS and newly-signed contracts, partially offset by the increase in the weighted average number of shares outstanding.

Net Earnings from Discontinued Operations

In the fourth quarter of 2005, there was a net loss from discontinued operations of $0.6 million. For the fiscal year ended September 30, 2005, there was a net loss of $3.2 million from discontinued operations, representing a change of $11.9 million from the $8.7 million gain reported in fiscal 2004. The loss for 2005 mainly resulted from the sale of the US Services to Credit Unions business unit and the sale of the principal assets of Keyfacts Enterprises Canada Inc. In 2004, net earnings from discontinued operations of $8.7 million resulted from assets sold to Nexxlink Technologies Inc. and the sale of our Starquote market data services business.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Net Earnings

In the fourth quarter of 2005, net earnings were $55.8 million or $0.13 per share, up 5.4% from $52.9 million or $0.12 per share in the same quarter last year. For fiscal 2005, net earnings were $216.5 million, or $0.49, up 11.6% or $22.4 million, from $194.0 million or $0.46 during the same period a year ago.

US GAAP Reconciliation

The net earnings from continuing operations under US GAAP were $61.7 million or $0.14 per share in the fourth quarter of 2005, up from $58.3 million or $0.13 per share in the same quarter of last year. Taking into account the discontinued operations, net earnings under US GAAP were $61.1 million or $0.14 per share in the fouth quarter of 2005, compared with $58.3 million or $0.13 per share in the same quarter of last year. The net earnings variance under Canadian GAAP, when compared with the US GAAP, resulted mainly from the accounting for stock-based compensation expense whereby, under Canadian GAAP, stock-based compensation has been accounted for using the fair value based method since October 1, 2004. The non tax-deductible adjustment to stock-based compensation was $5.1 million in the fourth quarter of 2005 ($20.6 million year-to-date) and fully impacted the net earnings (see Note 11 of the Notes to the Consolidated Financial Statements for the three-month and twelve-month periods ended September 30, 2005 for more details). For the fiscal year ended September 30, 2005, net earnings under US GAAP were $237.8 million or $0.54 per share, up $19.6 million, from $218.2 million or $0.52 per share, during fiscal 2004.

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

At September 30, 2005, cash and cash equivalents were $240.5 million. The following table illustrates the main activities for the three-month and twelve-month periods ended September 30, 2005:

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004
(in '000 of Canadian dollars)	$	$	$	$
Cash provided by (used in) continuing operating activities	121,740	(2,584)	479,677	229,804
Cash used in continuing investing activities	(51,588)	(24,674)	(105,245)	(700,627)
Cash (used in) provided by continuing financing activities	(34,278)	(1,103)	(329,188)	583,683
Effect of rate changes on cash and cash equivalents of continuing operations	(7,210)	(1,576)	(6,167)	186
Net increase (decrease) in cash and cash equivalents of continuing operations	28,664	(29,937)	39,077	113,046
Net cash and cash equivalents (used in) provided by discontinued operations	(231)	(36)	759	4,068
Net increase (decrease) in cash and cash equivalents	28,433	(29,973)	39,836	117,114

Operating activities
Cash provided by continuing operating activities was $121.7 million in the fourth quarter of 2005, compared with a use of $2.6 million in the same quarter of last year. The year-over-year increase of $124.3 million was the result of the following: the 2004 non-recurring income tax payment of $78.6 million that became due after the sale of AMS's defense business, the decrease in the integration payments related to acquisitions and the timing of payroll related payments. These items were partially offset by the 2004 non-recurring future income taxes whereby we elected to utilize more capital cost allowance in our tax filings.

For the twelve months ended September 30, 2005, the Company generated cash from continuing operating activities of $479.7 million, an increase of $249.9 million over the same period last year, mainly due to the increase in profitability, better collection of receivables and the decrease in tax and integration payments related to acquisitions.

Investing activities
In the fourth quarter of 2005, continuing investing activities used $51.6 million, an increase of $26.9 million from the $24.7 million used in the fourth quarter of last year. The following table provides further details on the cash used in investing activities:

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004
(in '000 of Canadian dollars)	$	$	$	$
Finite-life intangibles and other long-term assets	**(23,457)**	(22,838)	**(88,000)**	(84,696)
Capital assets	**(5,186)**	(15,708)	**(25,314)**	(59,829)
Contract costs	**(7,796)**	(7,120)	**(27,304)**	(76,260)
Sub-total	**(36,439)**	45,666	**(140,618)**	220,785
Business acquisitions	**(22,622)**	(7,783)	**(66,229)**	(589,678)
Proceeds from sale of investment in an entity subject to significant influence	**-**	-	**20,849**	-
Proceeds from sale of assets and businesses	**-**	23,743	**29,521**	87,503
Other proceeds [1]	**7,473**	5,032	**51,232**	22,333
Cash used in continuing investing activities	**(51,588)**	(24,674)	**(105,245)**	(700,627)

1: Other proceeds include the sale of rights, the reimbursement of contract costs following the termination of a contract, proceeds from the disposal of capital assets, proceeds from the disposal of finite-life intangibles and the decrease in other long-term assets.

The increase in investing activities was mainly due to the $14.8 million increase in business acquisitions in the fourth quarter of 2005 when we acquired MPI and Silver Oak as well as the non-recurrence of 2004 proceeds generated by the sale of assets and businesses. Investing activities also included $23.5 million in finite-life intangibles and other long-term assets, $7.8 million in contract costs and $5.2 million in capital assets. This spending was partially offset by other proceeds of $7.5 million.

The investment in finite-life intangibles and other long-term assets was primarily comprised of software licenses purchased for the outsourcing services that we provide to our clients and internally developed business solutions. The development costs are capitalized as business solutions within the finite-life intangibles as they meet specific criteria related to technical, market and financial feasibility. These solutions are developed as a result of taking our research findings and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients. Significant investment in business solutions in the fourth quarter of 2005 included $5.4 million in our Federal and State & Local ERP solutions for government sector clients.

We also incurred research expenses of $5.3 million within our costs of services, selling and administrative expenses, while seeking applications of new technology, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. The combined research and development spending incurred in the fourth quarter of 2005 was $16.7 million compared with $19.4 million in the same quarter last year. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

The purchases of capital assets were related to leasehold improvements on CGI facilities as well as computer equipment requirements throughout the Company. The decrease year-over-year relates mainly to the 2004 non-recurring initial investment in computer equipment for the Cott Corporation and Robert Plan Corporation contracts. The 2005 fourth quarter investment in contract costs was related mainly to capitalized start-up costs on certain of our outsourcing contracts.

Financing activities

In the fourth quarter of 2005, the continuing financing activities required cash of $34.3 million, mainly due to the purchase of outstanding CGI shares for cancellation totalling $33.5 million, as discussed in the "Share Repurchase Program" section. For the twelve months ended September 30, 2005, continuing financing activities required $329.2 million, mostly due to the repayment of our credit facilities and the redemption of CGI shares.

Capital Resources

	Total Commitment	Available at Sept. 30, 2005	Outstanding at Sept. 30, 2005
(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	-	240,459	-
Unsecured committed revolving facilities [1]	800,000	786,669	13,331 [2]
Lines of credit and other facilities [1]	31,720	31,109	611 [2]
Total	831,720	1,058,237	13,942 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn Letters of Credit.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At September 30, 2005, cash and cash equivalents were $240.5 million and the total credit facilities available amounted to $817.8 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt decreased by $8.5 million to $249.7 million at September 30, 2005, compared with $258.2 million at June 30, 2005. The decrease resulted primarily from the impact of the fluctuations of foreign currencies against the Canadian dollar which was partially offset by new long-term debt related to the MPI Professionals and Silver Oak acquisitions.

The $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and a US tranche equivalent to $300.0 million. As at September 30, 2005, an amount of $786.7 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $6.7 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At September 30, 2005, CGI was in compliance with these covenants.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations. We could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

Contractual Obligations

		Payments Due by Period				
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
(in '000 of Canadian dollars)						
Long-term debt	**247,695**	13,653	11,110	98,759	124,173	-
Capital lease obligations	**2,005**	1,246	749	10	-	-
Operating leases						
Rental of office space [1]	**1,107,822**	130,380	234,637	196,869	286,989	258,947
Computer equipment	**162,584**	82,226	72,203	6,225	1,930	-
Long-term service agreements [1]	**117,528**	43,674	66,020	7,834	-	-
Total contractual obligations	**1,637,634**	**271,179**	**384,719**	**309,697**	**413,092**	**258,947**

1: Included in these obligations are $82.1 million of office space leases and $11.4 million of long-term service agreements which are accounted for under accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,637.6 million. Of this, rental of office space represents $1,107.8 million, computer equipment totals $162.6 million and long-term service agreements, which are comprised of enterprise software license and maintenance contracts, represent $117.5 million. In the fourth quarter, total contractual obligations decreased by $31.1 million, mainly due to the foreign currency translation impact on US dollar commitments and payments related to other contractual obligations in the normal course of business. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We use various financial instruments to manage our exposure to fluctuations in foreign currency exchange rates. However, we do not hold or use any derivative instruments for speculative trading purposes.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Selected Measures of Liquidity and Capital Resources

	Sept. 30, 2005	Sept. 30, 2004
Working capital *(in '000 of Canadian dollars)*	332,637	362,380
Current ratio	1.47	1.47
Shareholders' equity per common share *(in Canadian dollars)*	5.79	5.54
Net debt to capitalization ratio [1]	0.3%	9.8%
Long-term debt to capitalization ratio [2]	9.1%	16.6%
Days sales outstanding *(in days)*	48	54
Return on invested capital [3]	8.7%	7.8%
Return on equity [4]	8.8%	8.2%

1: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.
2: The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders' equity and long-term debt.
3: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).
4: The return on equity ratio represents the proportion of the last four quarters' net earnings from continuing operations over the last four quarter's average equity.

CGI's shareholders' equity per common share of $5.79, based on a total of 431,220,497 shares outstanding at September 30, 2005, was up $0.25 when compared with September 30, 2004. This change was due to the net earnings reported in the last 12 months, partially offset by the reduction in equity following the share repurchase and by the change in the foreign currency translation adjustment of $92.1 million. The change in the foreign currency translation adjustment mainly reflected the 8.1% depreciation of the US dollar versus the Canadian dollar between September 30, 2004 and September 30, 2005. We translate the assets denominated in foreign currencies using the year-end exchange rates.

Days sales outstanding ("DSO") decreased to 48 days in the fourth quarter of 2005 from 54 days in the same quarter last year, mainly reflecting an overall improvement in collections. The DSO ratio is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress. The result is divided by the average daily revenue for the quarter calculated as total revenue over 90 days.

The return on invested capital ratio was 8.7% at September 30, 2005 compared with 7.8% a year ago. The year-over-year change reflected the increased profitability after a successful integration of the AMS operations and, to a lesser extent, the impact of the share repurchase program. The return on equity ratio was 8.8% at September 30, 2005 compared with 8.2% last year. This improvement demonstrates the increased profitability and cash generation of the operations following the integration of AMS and the impact of the share repurchase program.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistently high standard of client service and ongoing managerial training, as well as quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Related Party Transactions

In the normal course of business, CGI is party to contracts with certain subsidiaries and affiliated companies of BCE inc. ("BCE") (a shareholder), pursuant to which CGI is its preferred IT supplier. BCE exercises significant influence over CGI operating, financing and investing activities through its 29.75% (2004 – 28.86%) ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates. Transactions and resulting balances, which were measured at the exchange amounts, are presented below:

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004
(in '000 of Canadian dollars)	$	$	$	$
Revenue	**137,401**	125,977	**526,935**	516,968
Purchase of services	**24,782**	25,834	**121,184**	99,881
Accounts receivable	**21,632**	16,730	**21,632**	16,730
Work in progress	**14,209**	5,894	**14,209**	5,894
Contract costs	**14,103**	17,916	**14,103**	17,916
Accounts payable and accrued liabilities	**1,018**	8,343	**1,018**	8,343
Deferred revenue	**1,978**	1,249	**1,978**	1,249

In the normal course of business, CGI is also party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	12 months ended Sept. 30, 2005	12 months ended Sept. 30, 2004
(in '000 of Canadian dollars)	$	$	$	$
Revenue	26,994	26,965	102,699	94,607
Accounts receivable	4,112	3,622	4,112	3,622
Work in progress	1,290	1,988	1,290	1,988
Prepaid expenses and other current assets	2,019	1,815	2,019	1,815
Contract costs	17,301	19,696	17,301	19,696
Accounts payable and accrued liabilities	1,254	1,113	1,254	1,113
Deferred revenue	-	946	-	946

During the year, the Company incurred a general and administrative expense in the amount of $2.5 million with a Company owned by one of its directors. The transaction was incurred in the normal course of operations and measured at commercial rates.

During the year, the Company disposed of its investment in Nexxlink. This investment was sold to BCE and was incurred in the normal course of operations and accounted for at the exchange amount.

Restatements

Following a revised interpretation of the accounting treatment related EIC Abstract 123, *Reporting Revenue Gross as Principal versus Net as an Agent,* the Company restated revenue and costs of services, selling and administrative expenses related to a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Please refer to section "Financial Review" for more details.

Changes in Accounting Policies and Critical Estimates

The Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $4,748,000 and $15,454,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and twelve months ended September 30, 2005, respectively, and restated comparative figures for the three and twelve months ended September 30, 2004 by $5,564,000 and $25,559,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and twelve months ended September 30, 2004, retained earnings, beginning of period, has been reduced by $32,293,000 and $12,298,000, respectively.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2005

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company's consolidated statements of earnings for comparative periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $3,500,000. The timing of the settlement of these obligations vary between one and eighteen years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

The CICA issued Emerging Issues Committee Abstract 150 ("EIC"), Determining when an arrangement contains a lease, which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases". The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company's consolidated financial statements.

Future accounting changes are provided as part of Note 1 of the Notes to the Consolidated Financial Statements.
The preparation of financial statements in conformity with GAAP in Canada and the United States requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's critical estimates are more fully described in the annual report.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our

members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPS services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and business process services outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals— There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations—The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations—We manage operations in 19 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 62 companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2005, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients' businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—The acquisition of AMS has provided certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. As a result of increasing our critical mass in the US and Europe, enhancing our services and capabilities and adding to our client base, we believe that we are better positioned to bid on and win new outsourcing contracts. Additionally, operational and administrative efficiency gains have been realized during the integration of AMS.

Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can not neither predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2005

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and of the TSX. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Consolidated financial statements of
CGI Group Inc.
For the three and twelve months ended September 30, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and twelve months ended September 30

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	**2005**	2004
		(restated)	(restated)	(restated)
	$	$	**$**	$
Revenue	**904,840**	936,888	**3,685,986**	3,150,070
Costs of services, selling and administrative	**761,919**	798,365	**3,151,558**	2,677,396
Amortization (Note 6)	**53,494**	54,647	**199,283**	162,591
Interest on long-term debt	**4,807**	7,375	**24,014**	20,672
Other income, net	**(1,510)**	(2,578)	**(7,156)**	(8,728)
Sale of right (Note 7)	**-**	-	**(11,000)**	-
Gain on sale of investment in an entity subject to significant influence (Note 5b))	**-**	-	**(4,216)**	-
Entity subject to significant influence	**-**	(12)	**(321)**	(488)
	818,710	857,797	**3,352,162**	2,851,443
Earnings from continuing operations before income taxes	**86,130**	79,091	**333,824**	298,627
Income taxes	**29,715**	26,230	**114,126**	113,241
Net earnings from continuing operations	**56,415**	52,861	**219,698**	185,386
Net gain (loss) from discontinued operations (Note 8)	**(623)**	48	**(3,210)**	8,655
Net earnings	**55,792**	52,909	**216,488**	194,041
Weighted-average number of outstanding Class A subordinate and Class B shares	**433,788,490**	444,459,163	**439,349,210**	419,510,503
Basic and diluted earnings per share from continuing operations	**0.13**	0.12	**0.50**	0.44
Basic and diluted earnings (loss) per share from discontinued operations	**-**	-	**(0.01)**	0.02
Basic and diluted earnings per share (Note 4)	**0.13**	0.12	**0.49**	0.46

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Retained earnings, beginning of period, as previously reported	**858,490**	710,948	**769,421**	555,310
Change in accounting policies (Note 1)	**-**	(33,100)	**(38,664)**	(13,105)
Retained earnings, beginning of period, as restated	**858,490**	677,848	**730,757**	542,205
Net earnings	**55,792**	52,909	**216,488**	194,041
Share issue costs, net of income taxes (Note 4)	**-**	-	**-**	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	**(19,015)**	-	**(51,978)**	-
Retained earnings, end of period	**895,267**	730,757	**895,267**	730,757

2

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars) (unaudited)

	As at September 30, 2005	As at September 30, 2004
		(restated)
	$	$
Assets		
Current assets		
Cash and cash equivalents	240,459	200,623
Accounts receivable	487,731	546,286
Work in progress	214,470	222,278
Prepaid expenses and other current assets	75,531	89,658
Future income taxes	22,118	79,584
	1,040,309	1,138,429
Capital assets	116,388	143,641
Contract costs	228,646	278,240
Finite-life intangibles and other long-term assets (Note 2)	580,642	630,080
Future income taxes	46,601	101,899
Goodwill	1,773,370	1,827,604
Total assets before funds held for clients	3,785,956	4,119,893
Funds held for clients	200,703	196,622
	3,986,659	4,316,515
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	378,691	427,635
Accrued compensation	107,014	110,700
Deferred revenue	127,950	123,213
Income taxes	31,955	31,369
Future income taxes	47,163	68,603
Current portion of long-term debt	14,899	14,529
	707,672	776,049
Future income taxes	238,983	287,433
Long-term debt	234,801	475,291
Accrued integration charges and other long-term liabilities	109,810	119,258
Total liabilities before clients' funds obligations	1,291,266	1,658,031
Clients' funds obligations	200,703	196,622
	1,491,969	1,854,653
Contingencies and guarantees (Note 10)		
Subsequent event (Note 12)		
Shareholders' equity		
Capital stock (Note 4)	1,762,973	1,820,230
Contributed surplus	67,578	49,879
Warrants	19,655	19,655
Retained earnings	895,267	730,757
Foreign currency translation adjustment	(250,783)	(158,659)
	2,494,690	2,461,862
	3,986,659	4,316,515

Consolidated financial statements of CGI Group Inc.
For the three and twelve months ended September 30

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	2005	2004
		(restated)	(restated)	(restated)
	$	$	$	$
Operating activities				
Net earnings from continuing operations	56,415	52,861	219,698	185,386
Adjustments for:				
Amortization (Note 6)	63,387	63,094	230,933	192,325
Deferred credits	(780)	(1,547)	(3,038)	(16,439)
Future income taxes	18,439	37,208	35,650	55,626
Foreign exchange loss (gain)	(1,486)	(1,170)	1,993	(789)
Stock-based compensation expense	5,100	5,564	20,554	25,559
Sale of right (Note 7)	-	-	(11,000)	-
Gain on sale of investment in an entity subject to significant influence (Note 5b))	-	-	(4,216)	-
Entity subject to significant influence	-	(12)	(321)	(488)
Net change in non-cash working capital items	(19,335)	(158,582)	(10,576)	(211,376)
Cash provided by (used in) continuing operating activities	121,740	(2,584)	479,677	229,804
Investing activities				
Business acquisitions (net of cash acquired) (Note 5a) and c))	(22,622)	(7,783)	(66,229)	(589,678)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	-	23,743	29,521	87,503
Proceeds from sale of right (Note 7)	-	-	11,000	-
Purchase of capital assets	(5,186)	(15,708)	(25,314)	(59,829)
Proceeds from disposal of capital assets	161	1,925	6,663	4,738
Contract costs	(7,796)	(7,120)	(27,304)	(76,260)
Reimbursement of contract costs upon termination of a contract	-	-	15,300	-
Additions to finite-life intangibles and other long-term assets	(23,457)	(22,838)	(88,000)	(84,696)
Proceeds from disposal of finite-life intangibles	4,957	-	5,251	-
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	-	-	20,849	-
Decrease in other long-term assets	2,355	3,107	13,018	17,595
Cash used in continuing investing activities	(51,588)	(24,674)	(105,245)	(700,627)
Financing activities				
Increase in credit facilities (Note 3)	-	-	190,000	240,534
Repayment of credit facilities	-	-	(397,578)	(219,000)
Increase in other long-term debt	-	-	-	257,604
Repayment of other long-term debt	(2,604)	(1,534)	(16,705)	(26,451)
Repurchase of Class A subordinate shares	(33,452)	-	(109,456)	-
Issuance of shares (net of share issue costs)	1,778	431	4,551	330,996
Cash (used in) provided by continuing financing activities	(34,278)	(1,103)	(329,188)	583,683
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(7,210)	(1,576)	(6,167)	186
Net increase (decrease) in cash and cash equivalents of continuing operations	28,664	(29,937)	39,077	113,046
Net cash and cash equivalents provided by (used in) discontinued operations	(231)	(36)	759	4,068
Cash and cash equivalents at beginning of period	212,026	230,596	200,623	83,509
Cash and cash equivalents at end of period	240,459	200,623	240,459	200,623
Interest paid	6,257	7,778	19,421	21,477
Income taxes paid	13,459	87,574	66,534	143,405
Issuance of Class A subordinate shares for business acquisitions (Note 4)	-	-	-	1,020

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and twelve months ended September 30, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. During its ongoing accounting reviews and following the clarification of generally accepted accounting principles, the Company revised the interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to customers be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $13,065,000 and $52,903,000 for the three and twelve months ended September 30, 2004 as well as $40,731,000 for the nine months ended September 30, 2005. The revised presentation is in accordance with Emerging Issues Committee ("EIC") Abstract 123, *Reporting Revenue Gross as Principal versus Net as an Agent*, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on net earnings or cash flows. Had it not been for this revised interpretation, fiscal 2005 and 2004 revenue would have been $3,740.5 million and $3,203.0 million, respectively.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of the Handbook, *Stock-Based Compensation and Other Stock-Based Payments*, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $5,100,000 and $20,554,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and twelve months ended September 30, 2005, respectively, and restated comparative figures for the three and twelve months ended September 30, 2004 by $5,564,000 and $25,559,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and twelve months ended September 30, 2004, retained earnings, beginning of period, has been reduced by $32,293,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, *Asset Retirement Obligations*, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company's consolidated statements of earnings for comparative periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $3,600,000. The timing of the settlement of these obligations vary between one and eighteen years.

The CICA issued Accounting Guideline 15, *Consolidation of Variable Interest Entities*, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

The CICA issued EIC Abstract 150, *Determining when an arrangement contains a lease*, which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, *Leases*. The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company's consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, *Financial Instruments - Recognition and Measurement*, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies (continued)

Future Accounting Changes (continued)

The CICA issued Handbook Section 1530, *Comprehensive Income*, and Section 3251, *Equity*, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, *Equity,* replaces Section 3250, *Surplus,* and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, *Comprehensive Income.* Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The CICA issued Handbook Section 3865, *Hedges,* effective for interim periods beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

The CICA issued Handbook Section 3831, *Non-Monetary Transactions,* effective for transactions initiated in periods beginning on or after January 1, 2006. The section prescribes to record non-monetary transactions at fair value unless transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it's not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financial statements.

EIC Abstract 156, *Accounting for Consideration Given to a Customer or Reseller by Vendor* was issued which provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 *Accounting for Consideration Given by a Vendor to a Customer* issued by Financial Accounting Standards Board's Emerging Issues Task Forces as at September 30, 2002.

Note 2 - Finite-life intangibles and other long-term assets

	As at September 30, 2005			As at September 30, 2004		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	75,088	31,056	44,032	72,515	25,549	46,966
Business solutions	227,214	51,114	176,100	226,412	48,286	178,126
Software licenses	135,991	69,644	66,347	142,578	61,878	80,700
Customer relationships and other	382,111	103,819	278,292	346,107	60,763	285,344
Finite-life intangibles	820,404	255,633	564,771	787,612	196,476	591,136
Financing lease			1,788			13,121
Investment in an entity subject to significant influence			-			16,415
Deferred financing fees and other			14,083			9,408
Other long-term assets			15,871			38,944
Total finite-life intangibles and other long-term assets			580,642			630,080

Note 3 - Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian portion with a limit of $500,000,000 and a U.S. portion equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. In addition to this revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at September 30, 2005, an amount of $13,942,000 has been committed against these facilities to cover various letters of credit issued for clients. As at September 30, 2005, no amount had been drawn upon these facilities.

Notes to the consolidated financial statements

For the three and twelve months ended September 30, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

	Twelve months ended September 30, 2005				Twelve months ended September 30, 2004			
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares	
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	-	-	-	-	41,340,625	330,725	-	-
Issued as consideration for business acquisitions	-	-	-	-	136,112	1,020	-	-
Repurchased and cancelled (2)	(14,078,360)	(60,998)	-	-	-	-	-	-
Repurchased and not cancelled (2)	-	(3,665)	-	-	-	-	-	-
Options exercised (3)	805,798	7,406	-	-	1,007,651	7,854	-	-
Balance, end of period	397,448,329	1,718,105	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868

(1) On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2) On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000, including redemption fees in the amount of $261,000. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $51,978,000 was charged to retained earnings. As of September 30, 2005, 846,200 of the repurchased Class A subordinate shares, with a carrying value of $3,665,000, were held by the Company and had not been cancelled.

(3) During the twelve months ended September 30, 2005, 805,798 options to purchase Class A subordinate shares were exercised for proceeds of $4,551,000. The supplemental $2,855,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one year from the date of grant and conditionally until achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	2005	2004
Compensation expense	5,100,000	5,564,000	20,554,000	25,559,000
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	39.1%	46.1%	45.8%	47.4%
Risk free interest rate	3.35%	4.04%	3.92%	3.93%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	2.92	4.04	3.85	3.68

The following table presents information concerning all outstanding stock options granted by the Company:

Number of	Twelve months ended September 30, 2005	Twelve months ended September 30, 2004
Outstanding, beginning of period	25,537,300	20,459,515
Granted	5,079,636	7,577,166
Exercised	(805,798)	(1,007,651)
Forfeited and expired	(3,272,484)	(1,491,730)
Outstanding, end of period	26,538,654	25,537,300

Notes to the consolidated financial statements

For the three and twelve months ended September 30, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended September 30, 2005			Three months ended September 30, 2004		
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	55,792	433,788,490	0.13	52,909	444,459,163	0.12
Dilutive options (2)		1,074,257			2,212,887	
Dilutive warrants (2)		1,264,849			1,777,099	
Net earnings after assumed conversions	55,792	436,127,596	0.13	52,909	448,449,149	0.12

	Twelve months ended September 30, 2005			Twelve months ended September 30, 2004		
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	216,488	439,349,210	0.49	194,041	419,510,503	0.46
Dilutive options (2)		1,077,743			1,994,835	
Dilutive warrants (2)		1,146,559			1,595,014	
Net earnings after assumed conversions	216,488	441,573,512	0.49	194,041	423,100,352	0.46

(1) The 14,924,560 Class A subordinate shares repurchased during the twelve months ended September 30, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.

(2) The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 15,908,588 and 22,140,883 for the three and twelve months ended September 30, 2005, respectively, and 11,998,940 and 13,194,520 for the three and twelve months ended September 30, 2004, respectively. The number of excluded warrants was 2,113,041 for the three and twelve months ended September 30, 2005 and 2004.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures

a) Acquisitions
For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the twelve months ended September 30, 2005, the Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:

AGTI Services Conseils Inc. ("AGTI") - On December 1, 2004, the Company purchased for $47,200,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

MPI Professionals ("MPI") - On August 10, 2005, the Company acquired substantially all of the assets of MPI for a consideration of $13,000,000. MPI provides management solutions for the financial services sector.

Silver Oak Partners, Inc ("Silver Oak") - On September 2, 2005, the Company acquired all outstanding shares of Silver Oak for a consideration of $21,800,000. Silver Oak is a leading provider of spend management solutions in both the government and commercial sectors.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company's best estimates. The final purchase price allocations are expected to be completed as soon as the Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	$
Non-cash working capital items	(1,699)
Fixed assets	889
Internal software	26
Business solutions	7,315
Customer relationships	25,411
Goodwill (1)	52,176
Future income taxes	(6,833)
	77,285
Cash acquired	5,271
Net assets acquired	82,556
Consideration	
Cash	73,774
Holdback payable (discounted)	8,450
Acquisition costs	332
	82,556

(1) The near totality of the goodwill is included in the IT services segment and $46,527,000 is not deductible for tax purposes

b) Dispositions
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made which increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect and reduced the balance of sale by $470,000 (US$379,000).

c) Modifications to purchase price allocations
During the twelve months ended September 30, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items and fixed assets of $23,080,000 and $1,895,000, respectively and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill arising from the acquisition of American Management Systems, Incorporated was reallocated from the IT services line of business to the business process services (BPS) line of business.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures (continued)

d) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during the twelve-month period	(14,492)	(17,190)	(31,682)
Balance, as at September 30, 2005 (1)	57,118	5,194	62,312

(1) Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

Note 6 - Amortization

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Amortization of capital assets	8,742	12,387	41,420	46,804
Amortization of contract costs related to transition costs	3,859	4,660	14,548	9,633
Amortization of finite-life intangibles and other long-term assets	32,228	33,566	125,049	102,120
Impairment of contract costs and finite-life intangibles (Note 7)	8,665	4,034	18,266	4,034
	53,494	54,647	199,283	162,591
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,557	8,447	28,314	29,734
Impairment of contract costs related to incentives (presented as reduction of revenue)	3,336	-	3,336	-
	63,387	63,094	230,933	192,325

The 2005 three months contract costs and finite-life intangibles impairment of $8,665,000 is composed of write-offs of $6,826,000 of contract costs and $1,839,000 of finite-life intangibles. The 2005 and 2004 write-offs relate to certain non-performing assets that are no longer expected to provide future value.

Notes to the consolidated financial statements

For the three and twelve months ended September 30, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 - Sale of right

On June 15, 2005, the Company entered into an alliance ("arrangement") with a financial institution. Under this arrangement, the Company has sold a right to access the Company's Canadian Credit Union customers and to offer that financial institution business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of credit union clients transitioning to the financial institution business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

Note 8 - Discontinued operations

During the second quarter of 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company's strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Revenue	**-**	9,259	**17,495**	77,930
Operating expenses (1)	**831**	8,764	**12,585**	56,955
Amortization	**-**	412	**610**	3,708
Earnings before income taxes	**(831)**	83	**4,300**	17,267
Income taxes (2)	**(208)**	35	**7,510**	8,612
Net gain (loss) from discontinued operations	**(623)**	48	**(3,210)**	8,655

Discontinued operations are related to the BPS segment.

(1) For the twelve months ended September 30, 2005, operating expenses from discontinued operations are reduced by pre-tax gains from disposal of $5,012,000.

(2) For the twelve months ended September 30, 2005, income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Notes to the consolidated financial statements
For the three and twelve months ended September 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 - Segmented information

The Company's operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services ("IT") and business process services ("BPS").

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended September 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	792,149	112,691	-	904,840
Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	93,789	16,249	(20,611)	89,427
Total assets	2,950,840	664,172	371,647	3,986,659

(1) Amortization included in IT services, BPS and Corporate is $54,473,000, $6,554,000 and $2,360,000, respectively, for the three months ended September 30, 2005.

As at and for the three months ended September 30, 2004 (restated)				
Revenue	825,290	111,598	-	936,888
Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	84,815	22,153	(23,092)	83,876
Total assets	3,304,918	687,680	323,917	4,316,515

(1) Amortization included in IT services, BPS and Corporate is $56,663,000, $4,430,000 and $2,001,000, respectively, for the three months ended September 30, 2004.

As at and for the twelve months ended September 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	3,239,656	446,330	-	3,685,986
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations (1)	360,379	70,401	(84,635)	346,145
Total assets	2,950,840	664,172	371,647	3,986,659

(1) Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, for the twelve months ended September 30, 2005.

As at and for the twelve months ended September 30, 2004 (restated)				
Revenue	2,721,306	428,764	-	3,150,070
Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	326,043	72,394	(88,354)	310,083
Total assets	3,304,918	687,680	323,917	4,316,515

(1) Amortization included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,490,000, respectively, for the twelve months ended September 30, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements

For the three and twelve months ended September 30, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 - Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry any of its business activities.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged in providing services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until April 2006. As at September 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

In the normal course of business, the Company may provide certain customers, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management's opinion. As at September 30, 2005, the Company has US $47,800,000 and $2,900,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position.

Notes to the consolidated financial statements

For the three and twelve months ended September 30, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 - Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles ("GAAP") affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended September 30		Twelve months ended September 30	
	2005	2004	**2005**	2004
Reconciliation of net earnings	**$**	$	**$**	$
Net earnings - Canadian GAAP	**55,792**	52,909	**216,488**	194,041
Adjustments for:				
Stock-based compensation (a)	**5,100**	5,564	**20,554**	25,559
Warrants	**351**	351	**1,405**	1,405
Unearned compensation	**-**	-	**-**	(794)
Other	**(159)**	(499)	**(665)**	(1,999)
Net earnings - US GAAP	**61,084**	58,325	**237,782**	218,212
Other comprehensive income:				
Foreign currency translation adjustment	**(66,115)**	(67,019)	**(92,124)**	(69,157)
Comprehensive income	**(5,031)**	(8,694)	**145,658**	149,055
Basic and diluted earnings per share - US GAAP	**0.14**	0.13	**0.54**	0.52
	As at September 30, 2005		As at September 30, 2004	
Reconciliation of shareholders' equity	**$**			$
Shareholders' equity - Canadian GAAP	**2,494,690**			2,461,862
Adjustments for:				
Stock-based compensation (a)	**58,411**			37,857
Warrants	**(6,480)**			(7,885)
Unearned compensation	**(3,694)**			(3,694)
Integration costs	**(6,606)**			(6,606)
Other	**(9,463)**			(8,798)
Goodwill	**28,078**			28,078
Adjustment for change in accounting policy	**9,715**			9,715
Shareholders' equity - US GAAP	**2,564,651**			2,510,529

(a) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), *Share-Based Payment*, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, *Accounting for Stock-Based Compensation*, was adopted. For the three and twelve months ended September 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $55,984,000 and $0.13 and $217,227,000 and $0.49, respectively ($52,761,000 and $0.12 and $192,653,000 and $0.46, respectively, for the three and twelve months ended September 30, 2004).

Note 12 - Subsequent event

On October 26, 2005, the Company reached an agreement to sell a large portion of its Electronic Switching services for proceeds of $28,000,000, subject to adjustments.
The transaction is expected to close by the end of the calendar year.